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                                    FORM 6-K
                                    --------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of March 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                       CHIYODAKU-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)




     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F  X              Form 40-F
                            ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No   X
                       ------                   ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       .
                                                 -------




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REQUEST TO NTT DOCOMO FOR SHAREHOLDER LOAN FROM HUTCHISON 3G UK HOLDINGS LIMITED

     On March 7, 2003, the registrant announced that (i) its subsidiary, NTT DoCoMo, Inc.("DoCoMo"), has received a request for a shareholder loan advancement of (pound)200 million from Hutchison 3G UK Holdings Limited and
(ii) DoCoMo will announce its response to the request by the middle of April
2003.

     Attached is a press release of the registrant dated March 7, 2003 informing the request.





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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  NIPPON TELEGRAPH AND TELEPHONE
                                                    CORPORATION



                                             By  /s/   Shigehito Katsuki
                                                 ------------------------
                                             Name:  Shigehito Katsuki
                                             Title: General Manager
                                                    Department IV


Date:  March 7, 2003





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                                                                   March 7, 2003

For Immediate Release


Request to NTT DoCoMo for shareholder loan from Hutchison 3G UK Holdings Limited


NTT DoCoMo, Inc.("DoCoMo") announced today that it has received a request for a shareholder loan advancement from Hutchison 3G UK Holdings Limited in which DoCoMo has a 20% equity interest. Attached is a press release of DoCoMo regarding the request.



                                    For Further inquiries, please contact:

                                    Department I
                                    International
                                    Nippon Telegraph and Telephone Corporation
                                    Tel: 81-3-5205-5192
                                    Fax: 81-3-5205-5189

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For Immediate Release

       Request of shareholders loan from Hutchison 3G UK Holdings Limited

TOKYO, JAPAN, March 7, 2003 --- NTT DoCoMo, Inc. ("DoCoMo") announced today that DoCoMo has received a Funding Call Notice from Hutchison 3G UK Holdings Limited("H3G UK"), seeking a shareholders loan advancement of (pound)200 million from us, in accordance with our 20% proportional equity interest in H3G UK. H3G UK delivered the Funding Call Notice to DoCoMo pursuant to a provision of the Shareholders Agreement between Hutchison Whampoa Limited and DoCoMo that stipulates that DoCoMo is contractually obligated to provide up to (pound)200 million as a loan advance if certain pre-conditions are fulfilled.
DoCoMo will announce its response to the Funding Call Notice by the middle of April.

For further inquiries, please contact:

Public Relations Department
Susumu Takeuchi
Manager
International PR
NTT DoCoMo, Inc.
Tel:  +81-3-5156-1366 (9:30~19:00 Japan Standard Time)
Fax:  +81-3-5501-3408
Mobile: +81-90-5400-1142
e-mail: press_dcm@nttdocomo.com
website: http://www.nttdocomo.com